

May 7, 2014

<u>Via E-mail</u>
David M. Khani
Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

Re: CONSOL Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 7, 2014
Correspondence dated April 7, 2014
File No. 001-14901

Dear Mr. Khani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Financial Statements and Supplementary Data, page 106</u>

<u>Supplemental Gas Data (unaudited), page 171</u>
<u>Proved Oil and Gas Reserve Quantities, page 173</u>

1.   In your response to comment 5 in our letter dated March 25, 2014, you clarified the net quantities attributable to changes in corporate plans to drill amounted to 101,018 MMcfe. From your disclosure on page 175, this change also represents approximately 5.5% of the beginning balance of proved undeveloped reserves previously disclosed at December 31, 2012. We also note the footnote to the disclosure provided on page 175 states "plan and other revisions are due to corporate planning changes that affect the number of wells forecasted to be drilled in our various areas and reservoirs." Please clarify for us what

current factors or economic metrics were consider in determining which wells, previously disclosed as proved and therefore estimated with reasonable certainty under existing economic conditions to be drilled, were subsequently removed from your proved undeveloped reserves.

Exhibit 99.1

2.   In your response to comment 9, you clarified the 440 gross proved undeveloped locations, that generate positive future net revenue but have negative present worth discounted at 10 percent as of December 31, 2013, represent 19.6% of your total proved undeveloped reserves. We also note the 631.9 Bcf of natural gas attributable to these locations represent approximately 11% of your total proved reserves of 5,731.2 Bcfe, as disclosed on page 174 of the 2013 Form 10-K. To the extent that the Company determines that the reserves associated with locations that have negative present worth discounted at 10% comprise a material portion of the Company's total proved reserves, please expand your disclosure regarding such locations in your annual filing on Form 10-K pursuant to the requirements in FASB ASC paragraph 932-235-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining